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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                 SCHEDULE 13G
                                (RULE 13d-102)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
        13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)


                             (AMENDMENT NO. 1)(1)



                          Simon Property Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)




                           Series B Preferred Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)




                                  828806406
--------------------------------------------------------------------------------
                                (CUSIP Number)




                              December 31, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [   ]  Rule 13d-(c)
    [ X ]  Rule 13d-1(d)


---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.   828806406                  13G            PAGE    2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Kuwait Fund for Arab Economic Development
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Kuwait
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    286,470
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     nil
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   286,470
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               nil
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               286,470
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                               5.91%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                               00
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                                         Page  3  of  5  Pages
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Item 1.    (a).    Name of Issuer:

                   Simon Property Group, Inc.

           (b).    Address of Issuer's Principal Executive Offices:

                   115 West Washington Street
                   Indianapolis, Indiana 46204


Item 2.    (a).    Name of Person Filing:

                   Kuwait Fund for Arab Economic Development


           (b).    Address of Principal Business Office:

                   P.O. Box 2921
                   Safat 13103
                   Kuwait


Item 2.    (c).    Citizenship:

                   Kuwait


           (d).    Title of Class of Securities:

                   Series B Preferred Stock

           (e).    CUSIP Number:

                   828806406

Item 3.            Not Applicable.


Item 4.            Ownership.

           (a).    Amount Beneficially Owned:  286,470



           (b).    Percent of Class:           5.91%


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                                                         Page  4  of  5  Pages
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           (c).    Number of Shares as to which the reporting person has:

                   (i)      sole power to vote or to direct the vote

                            286,470

                   (ii)     shared power to vote or to direct the vote

                            nil

                   (iii)    sole power to dispose or to direct the
                            disposition of

                            286,470

                   (iv) shared power to dispose or to direct the disposition of nil

Item 5.            Ownership of Five Percent or Less of a Class:

                   Not Applicable.



Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   J.C. Orr & Co. has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities reported herein.


Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                   Not Applicable.



Item 8.            Identification and Classification of Members of the Group:

                   Not Applicable.

Item 9.            Notice of Dissolution of Group:

                   Not Applicable.


Item 10.           Certification:

                   Not Applicable.




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                                                         Page  5  of  5  Pages
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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: February 7, 2000                    By: /s/    GHANEM AL-GHENAIMAN
                                               --------------------------
                                               Name:  Ghanem Al-Ghenaiman
                                               Title: Deputy Director,
                                                      Investment Department